KL Acquisition Corp

111 West 33rd Street, Suite 1910
New York, NY 10120

VIA EDGAR

December 30, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Edward M. Kelly

Re:	KL Acquisition Corp

Registration Statement on Form S-1

Filed December 17, 2020

File No. 333-251398

Dear Mr. Kelly,

KL Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 29, 2020, regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed on December 17, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed December 17, 2020

Description of Securities

Warrants, page 119

1.	Provide disclosure on the exclusive forum provision in the warrant agreement which is to be filed by amendment as Exhibit 4.4. Additionally, provide cross reference to the risk factor disclosure relating to the exclusive forum provision on page 57.

In response to the Staff’s comment, we have revised the disclosure on page 125 of the Amended Registration Statement to discuss the exclusive forum provision that will be contained in the warrant agreement and to cross reference the risk factor disclosure relating to the exclusive forum provision on page 57.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Doug Logigian
Doug Logigian, Chief Executive Officer
KL Acquisition Corp

cc: Ellenoff Grossman & Schole LLP